Citigroup Inc.	Pricing Sheet No.2014—CMTNG0198 dated August 26, 2014 relating to Preliminary Pricing Supplement No. 2014—CMTNG0198 dated July 30, 2014 Registration Statement No. 333-192302 Filed Pursuant to Rule 433
Callable Fixed to Floating Rate Notes Due August 29, 2034
Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

PRICING TERMS—AUGUST 26, 2014
Aggregate stated principal amount:	$11,000,000
Stated principal amount:	$1,000 per note
CMS reference index:	On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
Underlying index:	S&P 500® Index
Pricing date:	August 26, 2014
Issue date:	August 29, 2014
Maturity date:	Unless earlier redeemed, August 29, 2034
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:	From and including the issue date to but excluding August 29, 2015: 10.00%

From and including August 29, 2015 to but excluding the maturity date: you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period
The variable quarterly coupon payment per note would then be equal to (i) $1,000 multiplied by the variable coupon rate per annum divided by (ii) 4.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0.00%.

Relevant contingent rate:
The relevant contingent rate for any coupon payment date after the first year following issuance of the notes means:
4.50 × the CMS reference index (as of the CMS reference determination date for the related accrual period), subject to a minimum contingent rate of 0.00% per annum and a maximum contingent rate of 10.00% per annum.
If the CMS reference index for any accrual period is less than or equal to 0.00%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.  The relevant contingent rate will in no event exceed 10.00% per annum.

Coupon payment dates:	The last calendar day of each February and the 29th day of each May, August and November, and beginning on November 29, 2014
Accrual period:	For each coupon payment date after the first year following issuance of the notes, the period from and including the immediately preceding coupon payment date to but excluding such coupon payment date
CMS reference determination date:	For any accrual period commencing on or after August 29, 2015, the second U.S. government securities business day prior to the first day of that accrual period
Maximum contingent rate:	10.00% per annum
Minimum contingent rate:	0.00% per annum
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day if the closing level of the underlying index is greater than or equal to the accrual barrier level on that elapsed day. See “Additional Information” in the related preliminary pricing supplement.

Initial index level:	2,000.02, the closing level of the underlying index on the pricing date
Accrual barrier level:	1,500.015, 75.00% of the initial index level
Early redemption:
We have the right to redeem the notes, in whole and not in part, quarterly on any coupon payment date on or after August 29, 2015 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any

CUSIP / ISIN:	1730T0V89 / US1730T0V892
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$35	$965
Total:	$11,000,000	$385,000	$10,615,000
(1) On the pricing date, the estimated value of the notes is $934.30 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $35 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the related preliminary pricing supplement for more information.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks:
Preliminary Pricing Supplement dated July 30, 2014
Product Supplement No. IE-06-02 dated November 13, 2013                 Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, accompanying product supplement, accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.